SAFT

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Bagnolet, February 20th 2009

RE: Saft Groupe S.A.
Submission Pursuant to Rule 12g3-2(b) (iii)
File N° 82-34897

Dear Sir or Madam,

On behalf of Saft Groupe S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders.

- **Saft Groupe SA: Full year 2008 results**

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at +33 1 49 93 17 77, jill.ledger@saftbatteries.com - should you have any questions or require further information. Finally, I would greatly appreciate your acknowledging receipt of this letter [and the enclosure] by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, envelope.

Yours faithfully

09045600

Jill Ledger
Corporate Communication
and Investor Relations Director

3/25

communiqué de presse press release

N° 07-09

Saft Groupe SA reports full year 2008 earnings

Paris, 19 February 2009 – Saft, leader in the design, development and manufacture of high- end batteries for industry and defence, announces its certified results for the full year ended 31 December 2008.

Results highlights

- Full year 2008 sales of €609.4m, up 4.9% compared with FY 07 at constant exchange rates (+1.5% at actual exchange rates);
- Strong growth in EBITDA and EBIT during the year, guidance achieved:
  - EBITDA increased by 12.3% to €110.1m, which represents 18.1 % of sales;
  - EBIT increased by 14.9% to €80.8m, which represents 13.2% of 2008 sales;
- Net income increased to €35.1m from €26.9m in 2007 (+30.5%) despite further non-cash "mark to market" losses on bank debt;
- Earnings Per Share in 2008 was €1.90, compared with €1.46 in 2007;
- Strong cash generation during 2008 despite increased capital investment and funding for Johnson Controls-Saft;
- An unchanged dividend of €0.68 per share will be proposed to the Annual General Meeting.

John Searle, Chairman of the Management Board, commented: *"I am very pleased to announce today that Saft achieved strong growth in profitability during the year 2008. The 12.3% increase in EBITDA is on target with our increased guidance given in August 2008. The improved profitability was achieved despite unfavourable exchange rates but did benefit from pricing adjustments implemented in 2007 which resulted in a strong growth in profits in our Industrial Battery Group.*

This is a good achievement, but Saft is fully aware of the continuous need to remain competitive and has announced today a set of measures aimed at ensuring that the operations in our traditional business continue to reduce costs. These include a plan to merge our Industrial Battery Group and Rechargeable Battery Systems Divisions to create one Division which will represent about 60% of the activity of Saft.

The merger which will be implemented during H1 2009 will enable further synergies to be achieved in the areas of operations, product development, purchasing, sales and marketing.

It is estimated that, when fully implemented at the end of 2010, these measures will reduce Saft's operating costs by €10m per year.
These changes will enable Saft to strengthen its resources supporting emerging applications, notably renewable energy storage.

The strong cash generation achieved in 2008 has enabled Saft to strengthen its balance sheet whilst increasing R&D expenditure capital investment and funding for our joint venture Johnson Controls-Saft.

This year, Johnson Controls-Saft has announced further production contract wins with Azure, a first success in the commercial vehicle segment, and with Ford for their first PHEV vehicle. We continue to see important opportunities for our venture, supplying batteries for "clean vehicles" to the automotive industry.

Finally, Saft will be proposing a dividend of €0.68 per share to our Annual General Meeting in June and is considering offering a scrip-issue alternative to our shareholders".

Full year consolidated results

€ m	Year ended 31 December 2008 As reported	2007 Restated *	% growth	Y/e 31 Dec 2007 As reported
Sales	609.4	600.5	1.5%	600.5
Gross profit	171.8	156.7	9.6%	156.7
Gross profit %	*28.2%*	*26.1%*		*26.1%*
EBITDA *	110.1	98.0	12.3%	96.1
EBITDA %	*18.1%*	*16.3%*		*16.0%*
EBIT *	80.8	70.3	14.9%	68.4
EBIT %	*13.2%*	*11.7%*		*11.4%*
Operational result	80.7	69.1	16.8%	69.1
Profit before income tax **	41.9	38.2	9.7%	38.2
Net income ***	35.1	26.9	30.5%	26.9
EPS (€ per share)	1.90	1.46	30.1%	1.46

* 2007 EBIT and EBITDA restated to include Research Tax Credit of €1.9m.

** Finance costs include a €12.5m foreign exchange net loss in 2008, compared with a €6.2m foreign exchange net loss in 2006. Both include a non cash mark-to-market loss on Euro group bank debt in Euro located in Sweden of €16.0m in 2008 and €4.7m in 2007.

*** Net income benefited from a 16.9% effective tax rate in 2008 as compared to a 29.6% tax rate in 2007.

Saft Annual Report, including the full financial statement will be available on Saft's website www.saftbatteries.com by the beginning of March 2009.

Notes:

There have been no changes of perimeter during 2008.

EBIT is defined as operating profit, before restructuring costs and other income and expenses.

EBITDA is defined as operating profit, before depreciation, amortisation, restructuring costs and other income and expenses.

Results by product line

Product line	Year ended 31 December 2008				Year ended 31 December 2007		
	Sales €m	Sales growth %	EBITDA €m	EBITDA margin %	Sales €m	EBITDA* €m	EBITDA margin %
IBG	292.1	6.8%	58.7	20.1%	282.4	45.4	16.1%
SBG	240.8	6.7%	51.6	21.4%	234.7	52.1	22.2%
RBS	76.5	(6.8)%	2.4	3.1%	83.4	3.1	3.7%
Other	0.0		(2.6)		0.0	(2.6)	n.a.
Total	**609.4**	**4.9%**	**110.1**	**18.1%**	**600.5**	**98.0**	**16.3%**

* Restated to include Research Tax Credit of €0.4m for IBG, €0.5m for SBG, €0.3m for RBS and €0.7m for "Other".

Notes:

All at actual exchange rates, except sales growth % which is at constant rates.

The "Other" cost centre includes central functions such as IT, research and central management, finance and administration.

Industrial Battery Group (IBG)

The sales growth during 2008 was 6.8% at constant exchange rates. The Division saw stronger growth during H1, but a slowdown in the telecom and the aviation markets later in the year. The profitability recovered strongly with a full year EBITDA margin of 20.1%. A key driver of this profit growth was pricing, where the price adjustments implemented in 2007, lead to a strong recovery in profit in H1. The unfavourable effects of currencies on profitability were offset by tight control of costs during the year.

Speciality Battery Group (SBG)

The Division saw strong sales growth in H2 leading to full year growth of 6.7% at constant exchange rates. There was a good performance in the civil market throughout the year, whilst the military activities had a strong YoY sales performance during H2.

The profitability of the Division remained stable with a full year EBITDA margin of 21.4%. The benefits of increased volumes were offset by the negative effect of currencies.

Rechargeable Battery Systems (RBS)

In contrast with 2007, when the nickel price surcharge increased sales, in 2008 a falling nickel price throughout the year had a negative impact on the sales growth. Overall, the Division reported a 6.8% fall in sales in 2008, with an estimated 80% of this reduction due to the nickel surcharge. The market for emergency lighting batteries was challenging but the market share loss in 2008 was limited.

Again the profitability of the Division remained in line with 2007 with an EBITDA margin of 3.1% of sales. Continual cost reduction efforts enabled the Division to maintain its profit despite falling sales.

Raw material costs

The average LME cost of nickel during 2008 was $21k/t, having fallen sharply during the second half of the year. This reduction had little impact on the 2008 result due to:

- nickel surcharge implemented by the RBS Division;
- the hedging strategy implemented by IBG effective from July 2007. IBG had hedged 60-70% of its forecasted needs for H2 before the end of H1 and so only marginally benefitted from the nickel cost reduction seen in H2.

During Q3 2008, the hedging period was extended and the IBG Division now has 70% of the needs for 2009 hedged. Due to this and the surcharge in the RBS Division, Saft is much less sensitive to the cost of nickel in 2009 compared with recent years.

Cost reduction and organisation

Saft has undertaken a review of its operations and cost base in the search of increased efficiencies and greater cost synergies. A number of savings have been identified and are in the process of being implemented including:

- more raw material sourcing from lower cost suppliers;
- the transfer by SBG of part of the final battery assembly of certain products to low cost countries;
- a plan to merge the IBG and RBS Divisions leading to a number of synergies in manufacturing, technical and commercial functions. This merger should be effective by the end of H1 2009, with the synergies being fully delivered from the end of 2010.

It is estimated that the cumulative annual effect of the above savings will be €10m with initial savings being realised in 2009 and the full benefit from FY 2011.

Saft will take advantage of this reorganisation to re-allocate some key technical and commercial resource to supporting emerging applications for high technology batteries.

Emerging markets

Johnson Controls – Saft ("JC-S")

The venture continued to make good progress during 2008 with the announcement of a number of important developments:

- confirmation of the contract with BMW for the 7 series hybrid to be launched in 2010;
- decision by Mercedes to add a diesel hybrid option to the S Class range in 2010;
- signature of a production contract with Azure, a producer of hybrid drive trains for medium duty trucks, to supply Li-ion HEV batteries from 2010;
- announcement in February 2009 of a production contract with Ford (North America) for the supply of a minimum of 5000 Li-ion batteries per year from 2012. This is the first production contract won by Johnson Controls-Saft for large PHEV/EV type batteries.

Finally, both partners in the venture are following closely the growing political support for electric and plug-in hybrid vehicle in both Europe and the US.

Clean Energy Storage

Saft has announced during 2008 the initial development contracts associated with an additional exciting opportunity: the storage of renewable energy. The developments cover two complementary potential markets:

- storage of Photovoltaic energy in residential sized installations with the SOL-ION project announced in August 2008;
- large scale grid stabilisation batteries in association with ABB as announced in November 2008 with a new high-voltage Li-ion battery system to improve network stability. This demonstrator will be installed by EDF Energy in the UK.

Saft believes this market can offer very significant potential for growth in the coming years.

2009 Outlook

At constant exchange rates, Saft anticipates sales growth in 2009 to be between -5% and 0%, a small reduction compared with 2008 sales (€/$ average exchange rate 1.47).

It is anticipated that the SBG Division will continue to have sales growth this year supported by a stronger military market, whilst the other Divisions will see a small reduction in sales, due to a combination of nickel surcharge, price adjustment in IBG and continued weakness in the telecom and aviation markets as seen during Q4 2008.

The sensitivity of Saft sales to the US$/€ rate remains unchanged.

Saft anticipates the profitability will be maintained with a minimum EBITDA margin of 18% of 2009 sales. Our objective is to refinance our bank debt before the end of the year

John Searle, Chairman of the Management Board, concluded: *"After a strong recovery in Saft's profitability in 2008, our key objective is to manage the challenge of the current economic environment. Whilst Saft cannot avoid being impacted by the world economic slowdown, I believe with our defensive qualities, sizeable proportion of our business being replacement batteries, our involvement in Government funded programmes, we will experience only a small reduction in sales volumes overall. In addition, our profitability will be maintained in 2009 helped by our cost reduction plans already launched. Beyond 2009, the growth opportunities remain unchanged and Saft will be dedicating increasing resource to ensure the company is well positioned to benefit as these opportunities develop".*

Financial calendar 2009

2009 Q1 turnover	29 April 2009
Annual General Meeting	3 June 2009
2009 Q2 turnover and half year earnings	29 July 2009
2009 Q3 turnover	2 November 2009

About Saft

Saft (Euronext: Saft) is a world specialist in the design and manufacture of high-tech batteries for industry. Saft batteries are used in high performance applications, such as industrial infrastructure and processes, transportation, space and defence. Saft is the world's leading manufacturer of nickel-cadmium batteries for industrial applications and of primary lithium batteries for a wide range of end markets. The group is also the European leader for specialised advanced technologies for the defence and space industries. With approximately 4,000 employees worldwide, Saft is present in 18 countries. Its 15 manufacturing sites and extensive sales network enable the group to serve its customers worldwide. Saft is listed in the SBF 120 index on the Paris Stock Market.
For more information, visit Saft at **www.saftbatteries.com**

Press and Investor Contacts:

SAFT
Jill LEDGER, Corporate Communications and Investor Relations Director
Tel.: +33 1 49 93 17 77, jill.ledger@saftbatteries.com

FD
Valéry LEPINETTE, Tel.: +33 1 47 03 68 62: valery.lepinette@fd.com
Yannick DUVERGÉ, Tel.: +33 1 47 03 68 10, yannick.duverge@fd.com
Clément BENETREAU, Tel.: +33 1 47 03 68 12, clement.benetreau@fd.com

Appendices

CONSOLIDATED INCOME STATEMENT

in € million	2008	2007 restated *
Revenues	609.4	600.5
Cost of sales	(437.6)	(443.8)
Gross profit	**171.8**	**156.7**
Distribution costs	(31.9)	(30.8)
Administrative expenses	(43.5)	(40.5)
Research and development expenses	(15.6)	(15.1)
Restructuring costs	(0.2)	0.8
Other operating income and expenses	0.1	(2.0)
Operating Profit	**80.7**	**69.1**
Finance costs-net	(28.8)	(23.3)
Share of profit / (loss) of associates	(10.0)	(7.6)
Profit before Income tax	**41.9**	**38.2**
Income tax expense	(6.8)	(11.3)
Profit for the period	**35.1**	**26.9**
Attributable to :		
Equity holders of the company	**35.1**	**26.9**
Minority interest	-	-
Earnings per share (in € per share) :		
Basic	1.90	1.46
Diluted	1.90	1.46

* *2007 EBIT and EBITDA restated to include Research Tax Credit of €1.9m.*

ASSETS

in € million	At 31/12/2008	At 31/12/2007
Non-current assets		
Intangible assets, net	236.0	242.2
Goodwill	107.3	103.5
Property, plant and equipment, net	112.6	108.0
Investment properties	0.2	0.4
Investments in related undertakings	19.5	17.2
Deferred income tax assets	13.3	10.5
Other non current financial assets	1.3	2.6
	490.2	**484.4**
Current assets		
Inventories	79.2	78.5
Trade and other receivables	153.8	156.7
Derivative financial instruments	0.1	0.3
Cash and cash equivalents	68.8	42.3
	301.9	**277.8**
Total assets	**792.1**	**762.2**

LIABILITIES AND EQUITY

in € million	At 31/12/2008	At 31/12/2007
Shareholders' equity		
Ordinary shares	18.5	18.5
Share premium	(27.7)	(15.1)
Treasury shares	(1.0)	(0.7)
Cumulative translation adjustment	7.6	(3.0)
Fair value and other reserves	9.1	16.5
Group consolidated reserves	146.7	109.9
Minority interest in equity	0.6	0.8
Total shareholders' equity	**153.8**	**126.9**
LIABILITIES		
Non-current liabilities		
Debt	324.3	332.4
Other non-current liabilities	5.5	6.1
Deferred income tax liabilities	66.8	68.5
Pensions and other long-term employee benefits	9.5	9.5
Provisions for other liabilities and charges	38.5	37.5
	444.6	**454.0**
Current liabilities		
Trade and other payables	152.9	153.1
Taxes payable	2.3	5.6
Debt	25.6	7.7
Derivative instruments	5.6	1.3
Pensions and other long-term employee benefits	0.2	0.2
Provisions for other liabilities and charges	7.1	13.4
	193.7	**181.3**
Total liabilities and equity	**792.1**	**762.2**

CONSOLIDATED STATEMENT OF INCOME AND EXPENSES RECOGNISED IN THE YEAR

in € million	**Year ended 31/12/2008**	**Year ended 31/12/2007**
Fair value gains/(losses), cash flow hedge	(5.8)	(3.3)
Fair value gains/(losses), net investment hedge	(6.7)	5.5
Actuarial gains and losses recognised against SORIE	1.2	1.6
Currency translation adjustments	10.4	0.9
Tax effect on income / (expenses) recognised directly in equity	3.9	(1.1)
Net income / (expenses) recognised directly in equity	**3.0**	**3.6**
Profit of the period	35.1	26.9
Total income recognised for the period	**38.1**	**30.5**
Attributable to:		
Shares	38.1	30.4
Minority interests	-	0.1

CONSOLIDATED CASH FLOW STATEMENT

in € million	At 31/12/2008	At 31/12/2007
Net profit for the year	**35.1**	**26.9**
Adjustments :		
Earning of equity basis companies (net of dividends received)	10.5	7.7
Income tax	6.8	11.3
Tangible and intangible assets amortisation and depreciation	29.3	27.7
Finance costs-net	28.8	23.3
Net movements in provisions	(5.7)	(9.7)
Others	0.8	(2.5)
	105.6	**84.7**
Change in inventories	(1.7)	(10.9)
Change in trade and other receivables	3.2	(24.5)
Change in trade and other payables	-	3.9
Changes in working capital	**1.5**	**(31.5)**
Cash generated from operations before interest and tax	**107.1**	**53.2**
Interest paid	(16.8)	(20.5)
Income tax paid	(8.7)	(10.5)
Net cash provided by operating activities	**81.6**	**22.2**
Cash flows from investing activities		
Acquisition of subsidiaries, net of cash acquired	(12.8)	(5.4)
Purchase of property plant and equipment	(22.6)	(18.0)
Purchase of intangible assets	(5.8)	(6.5)
Proceeds from sale of property, plant and equipment	1.3	0.2
Proceeds from sale of available-for-sale financial assets	5.3	2.9
Purchases of short-term securities	(4.1)	(2.8)
Interest received	-	2.6
Net cash generated from investing activities	**(38.7)**	**(27.0)**
Cash flows from financing activities		
(Purchase) / Proceeds from issuance of treasury shares	(0.3)	(0.1)
Debt variation	-	-
Increase / (decrease) in other long-term liabilities	-	(0.3)
Dividends paid to company shareholder's	(12.6)	(12.5)
Net cash used in financing activities	**(12.9)**	**(12.9)**
Net increase/(decrease) in cash	**30.0**	**(17.7)**
Cash and bank overdrafts at beginning of period	42.3	61.6
Exchange gain / (loss) on cash and bank overdrafts	(3.5)	(1.6)
Cash and cash equivalents at end of period	**68.8**	**42.3**

END